# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SUPER X AI TECHNOLOGY LIMITED, CIK 0001897087
CUSIP: G5294K110
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 30 Pasir Panjang Road, #06-31, Mapletree Business City, Singapore, Singapore (U0), 117440
Date of event which requires filing of this statement: 09/09/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002065259

## Reporting persons
- Yue Xi Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 333,333; shared voting power 0; sole dispositive power 333,333; shared dispositive power 0; aggregate amount beneficially owned 333,333 (1.19% of the class)

## Item 1. Issuer
Name of issuer: SUPER X AI TECHNOLOGY LIMITED
Address of issuer's principal executive offices: 30 Pasir Panjang Road #06-31, Mapletree Business City Singapore 117440

## Item 2. Person Filing
Name of person filing: Yue Xi Limited
Address of principal business office or, if none, residence: Unit D, 12/F Seabright Plaza, 9-23 Shell Street, North Point, Hong Kong, China
Citizenship: Hong Kong

## Item 4. Ownership
Amount beneficially owned: 333,333 Shares
Percent of class: 1.19%
Sole power to vote or to direct the vote: 333,333
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 333,333
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Yue Xi Limited: /s/ Yong Lu, Yong Lu, Director (09/12/2025)